Exhibit 4.6

Description of Securities Registered

Pursuant to Section 12 of the Securities Exchange Act of 1934

As used below, the terms “Corporation,” the “Company,” “we,” “us,” and “our” refer to Spanish Broadcasting System, Inc. and all entities owned or controlled by Spanish Broadcasting System, Inc. We have one class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended: our Class A common stock, par value $0.0001 per share (the “Class A Common Stock”).

General

The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Third Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and our Amended and Restated Bylaws, amended through May 10, 2005 (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K to which this exhibit is a part. We encourage you to read our Certificate of Incorporation, our Bylaws and the applicable provisions of Delaware General Corporation Law (the “DGCL”) for additional information.

Common Stock

Authorized Shares. Our authorized shares of stock of the Corporation consist of 100,000,000 shares of Class A Common Stock, $0.0001 par value per share.

Voting. Holders of Class A Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of Class A Common Stock must vote together with holders of our other class of common stock, class B common stock, par value $0.0001 per share (“Class B Common Stock”), as a single class, but are entitled to vote separately as a class with respect to (i) amendments to the Certificate of Incorporation that alter or change the powers, preferences or special rights of their respective class of stock so as to affect them adversely and (ii) such other matters as require class votes under the DGCL or other applicable laws. Holders of our Class B Common Stock are entitled to ten votes per share. Holders of our Series C convertible preferred stock, $0.01 par value per share (“Series C Preferred Stock”) have the same voting rights and powers as our Class A Common Stock on an as-converted basis, subject to certain adjustments.

Dividend Rights. Holders of Class A Common Stock are entitled to receive dividends. Holders of our Class B Common Stock and our Series C Preferred Stock are entitled to receive dividends on parity with our Class A Common Stock. We have not declared or paid any cash or stock dividends on any class of our common stock in the last three years and we do not expect to pay dividends for the foreseeable future. Under the indenture for our 12.5% Senior Secured Notes due 2017, we are restricted from paying dividends on our equity securities. Additionally, as a result of the occurrence and continuation of a Voting Rights Triggering Event (as such term is defined in the Certificate of Designations under which the Series B preferred stock was issued) we are not permitted to declare or pay any cash or stock dividends on shares of our Class A or Class B Common Stock until the Voting Rights Triggering Event is remedied or waived.

Conversion. Class B common stock is convertible into Class A Common Stock on a share-for-share basis at the option of the holder at any time, or automatically upon transfer to a person or entity which is not a permitted transferee. Series C Preferred Stock is convertible at the option of the holder into two fully paid and non-assessable shares of the Class A Common Stock.

Liquidation Rights. Upon liquidation or dissolution, holders of Class A Common Stock are entitled to receive all assets available for distribution to stockholders after payment is made to holders of outstanding preferred stock, if any, of the full amount to which they are entitled.

Other Rights and Preferences. Holders of Class A Common Stock do not have preemptive or other subscription rights, and there are no redemption or sinking fund provisions with respect to such shares. Class A Common Stock is subordinate to our Series B preferred stock.

Transfer Agent and Registrar. Our transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, Inc., 51 Mercedes Way, Edgewood, NY 11717. Its telephone number is (800) 733-1121.

Listing. Our shares of Class A Common Stock trade on the OTCQB Venture Market under the symbol “SBSAA.”

Anti-takeover Effects of Our Certificate of Incorporation and Bylaws and Delaware Law

Some provisions of Delaware law, the Certificate of Incorporation and Bylaws could make the following more difficult:

•	acquisition of the Company by means of a tender offer,

•	acquisition of the Company by means of a proxy contest or otherwise, or

•	removal of the Company’s incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with the Board of Directors (“Board”). The Company believes that the benefits of increased protection give it the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Size of Board and Removal

The Bylaws provide that the Board will have a minimum of three and a maximum of nine members (with at least two being independent directors), which number will be determined by resolution of the Board. Directors are elected by a majority of the votes cast at the annual meetings of stockholders. Any director, or the entire Board, may be removed, with or without cause, at any time.

Stockholder Meetings

Under the Bylaws, the Board may hold meetings, both regular and special, either within or without the State of Delaware. Regular meetings of the Board may be held without notice at such time and at such place as may from time to time be determined by the Board. Any one or more members of the Board, or the stockholders, acting by a majority vote, may call a meeting of the Board or require action by consent for the directors, including a meeting by written consent, at any time.

Board Ability to Issue Preferred Stock

The Board is empowered, without approval of the stockholders, to cause shares of preferred stock to be issued from time to time in one or more series, and the Board may fix the number of shares of each series and the designation, powers, privileges, preferences and rights and the qualifications, limitations and restrictions of the shares of each series. The issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited acquisition proposal.

Raúl Alarcón’s Majority Control

Raúl Alarcón, Chairman of our Board, Chief Executive Officer and President, beneficially owns shares of common stock representing approximately 85% of the combined voting power of our outstanding shares of common stock as of December 31, 2019. As a result, Mr. Alarcón generally has the ability to control the outcome of all matters requiring stockholder approval, including the election of our entire Board, mergers and acquisitions and sales of all or substantially all of our assets, and our recapitalization strategy. Mr. Alarcón’s voting power may allow him to have a greater influence on our corporate strategy than other equity holders. This control may discourage or influence certain types of transactions or strategic initiatives.

Delaware Anti-takeover Law

The Company is subject to Section 203 of the Delaware General Corporation Law (“Section 203”), an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date such person became an interested stockholder, unless the business combination or the transaction in which such person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board, including discouraging attempts that might result in a premium over the market price for the shares of common stock.